July 6, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Vapetek, Inc.

Registration Statement on Form S-1

Filed May 12, 2015

File No. 333-204087

To the men and women of the SEC:

On behalf of Vapetek, Inc., Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 8, 2015 addressed to Mr. Andy Michael Ibrahim, the Company’s President, and CEO, with respect to the Company’s filing of its S-1 on May 12, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We plan to subsequently file our correspondence to the staff’s comment letter pertaining to our 10-K filing.

SEC Comment(s) /Analysis

General

1. We note that a significant number of shares you are registering for resale were recently issued for no or nominal consideration, including shares held by the company’s officer and directors, 1,300,000 shares sold at par value and 3,100,000 shares gifted by the company to friends and family members of the company’s officer and directors. We further note that you were recently a shell company, have minimal operations, there is no current market for your shares, and the number of shares being offered for resale significantly exceeds the number of shares held by non-affiliates. Under these circumstances, it appears that the offering is an indirect primary offering through the selling shareholders for the purpose of creating a market in your shares. Therefore, please identify the selling stockholders as underwriters on the prospectus cover page and throughout the prospectus, such as in the Plan of Distribution section. In addition you must fix the offering price of the selling shareholders’ shares for the duration of the offering and not just until such time as the shares are quoted on the OTCQB.

COMPANY RESPONSE

Rule 415 Analysis

The secondary offering described throughout the Registration Statement in regard to the resale offering is in our opinion not a primary offering. Our Officers and Directors, which consist of Michael Ibrahim and Alham Benyameen, are each only registering 21% of their total shares in the resale offering. Coupled with the fact that the Company is offering an additional 20,000,000 shares and non affiliate shareholders are offering 4,700,000 shares, the percentage of shares being offered by Michael Ibrahim and Alham Benyameen are only about 29% of the shares being registered through this Registration Statement. The small percentage of shares in no way suggests that they are attempting to carry out a primary offering with the intent to make a market for their own shares.

Additionally, our former shell status is irrelevant to the case of whether or not this is a primary offering or secondary offering as we no longer have minimal or nominal operations and are in fact not a shell company. We filed an 8-K, about nine months ago on September 23, 2014 to cease status as a shell company, as at that time we began conducting actual physical operations. The above mention to us currently having minimal operations is inaccurate, as we have actual products that we stock, and subsequently sell.

Also in support of our opinion that this is not a primary offering is the fact that the selling shareholders are in no way in the business of underwriting securities and have no intent to distribute the shares they hold. It was the Company’s discretion to even register the shares in the first place to provide some liquidity to its shareholders. The shares held by all shareholders are for investment purposes only. There is no evidence to support that it is with the intent to elicit a distribution or primary offering on behalf of the issuer.

It is also important to note that due to the fact we do not have a market for our common stock, for all practical purposes, the shareholders are largely locked in to their investments, regardless of whether their Shares are registered.

There is also no evidence that a distribution would occur if the Registration Statement were to be declared effective. Rule 100(b) of Regulation M defines the term “distribution” as:

[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods. (Emphasis added).

Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here, there is no evidence that any special selling efforts or selling methods have taken or would take place if all of the Shares covered by the Registration Statement were registered. The Registrant is not aware that the shareholders have conducted any road shows or taken any other actions to condition the market for their Shares.

Furthermore, it is important to keep in mind that, under the present circumstances, it would be virtually impossible for the shareholders to effect a distribution even if they desired to do so. Currently, there exists no actual liquid market for the securities of Vapetek, Inc. Inc. however, assuming that the shares are registered and thus free trading, the average volume of shares sold daily would need to be astronomical for such a small company that has only limited assets and revenue such as is the case, if the shares are going to be resold in any remotely expedient amount of time. Even if analyzed very optimistically, to effect a distribution of 34,700,000 shares over even three years would require an average daily volume of 34,700,000/(365 days x 3 years) = 31,689 shares per day. Considering the operations and financial position of the Company as is stands today, this is very unlikely and unreasonably optimistic unless there was an unforseen growth or change in the Company. Additionally, it should be noted that there is not one scintilla of evidence of any arrangement, agreement or plan among the various shareholders to effect a distribution of the Shares of stock.

It is axiomatic that a “distribution” of securities on behalf of an issuer must be taking place before a person can be acting as a conduit for the issuer and, thus, an “underwriter”. As the facts and analysis provided above demonstrate, the shareholders are not engaging in a distribution for the benefit of the Registrant and are not acting as conduits for the Registrant. The shareholders hold a position in the common stock for investment purposes only. No evidence exists whatsoever that the shareholders have any intent to illegally distribute their shares. There is also no evidence to suggest that any of the shareholders are acting in concert to effect a coordinated distribution of the shares. More so none of the shareholders are in the business of underwriting securities. It should also be noted that the Registrant will not receive any proceeds from sales of the Shares by the shareholders as well.

On the basis of the foregoing, we believe that the offering covered by the Registration Statement is appropriately characterized as a valid secondary offering and not an offering “by or on behalf of the registrant.”

Prospectus Cover Page

2. Since you have provided a table showing the offering price and proceeds to the company for its offering, please also include in the table the proceeds to the company if it only sells 25%, 50%, and 75% of the shares being sold by the company. You may then remove the narrative disclosure providing this information.

COMPANY RESPONSE

We have removed the above referenced table as we believe the narrative disclosure already provides the same information but in its entirety and more clearly.

Prospectus Summary

The Company, page 2

3. Please explain your basis for stating that the company is a technology company in light of the fact that your current products are third party products created by third party manufacturers branded under your own trademark.

COMPANY RESPONSE

In light of the fact that we do not develop our own unique products, we feel that we are best classified as a technology company in the sense that we provide and sell products that require a level of technology to be created. In addition, our inventory is the product of recent technological innovation in the electronic cigarette and vapor industry.

4. Please explain why the expenses of the offering are being paid by your sole officer, Andy Michael Ibrahim, rather than by the company. Disclose whether there is an agreement or understanding that the company will repay Mr. Ibrahim.

COMPANY RESPONSE

References to Andy Michael Ibrahim paying for the offering were a clerical error. All references to Mr. Ibrahim paying for the offering have been amended to accurately reflect that the Company will be paying the offering fees. Please note that we have deleted references to Andy Michael Ibrahim paying for the registration statement to reflect that the company will be paying all fees on page 2 and in the risk factor on what is now page 12.

Our Offering, page 3

5. We note you disclosure here and throughout the prospectus that there is a potential conflict of interest for Mr. Ibrahim because he will be selling shares on behalf of the company while simultaneously selling his own shares. Please disclose the plan of distribution as to which shares Mr. Ibrahim intends to sell first. Also address Mr. Ibrahim’s conflicts of interest arising from his payment of the offering expenses. Further, please advise what is meant by the statement “Mr. Ibrahim will clarify for investors at the time of purchase whether the proceeds are going to the company or directly to himself.”

COMPANY RESPONSE

On page 3 we have added the follow: “Please note that at this time Mr. Ibrahim intends to sell the Company’s shares prior to selling his own shares." This statement is to disclose the plan of distribution as to which shares Mr. Ibrahim intends to sell first in the offering. In the plan of distribution section on what is now page 20 we have also added the following: “*Mr. Ibrahim will be selling shares of common stock on behalf of the Company simultaneously to selling shares of his own personal stock from his own account. A conflict of interest may arise between Mr. Ibrahim’s interest in selling shares for his own account and in selling shares on the Company’s behalf. Please note that at this time Mr. Ibrahim intends to sell the Company’s shares prior to selling his own shares.”

The conflict of interest arising from Mr. Ibrahim’s payment of the offering expenses is a nonfactor, as described in the previous question. For clarification on our statement that “Mr. Ibrahim will clarify for investors at the time of purchase whether the proceeds are going to the company or directly to himself”, what we mean by this statement is that when Mr. Ibrahim is selling shares he will explain to the investor whether they are purchasing company shares or his shares, so there is no misunderstanding on where the purchased shares are coming from.

Risk Factors, page 6

6. Please move the Risk Factors section so that it immediately following the Prospectus Summary. Refer to Item 503(c) of Regulation S-K.

COMPANY RESPONSE

We have amended the Registration Statement so that Risk Factors immediately follows the Prospectus Summary. Page numbers have been altered as a result and are reflected accurately in the table of contents.

7. Please revise your disclosure to include a risk factor discussing the impact of your former shell status on the availability of Rule 144 for resales of your securities and the requirements that must be met to rely on it.

COMPANY RESPONSE

We have added the following Risk Factor on what is now page 12:

“Rule 144 may not be applicable to this Offering

Rule 144(i)(1) prohibits the use of the rule for sales of restricted stock and stock held by affiliates into the public market if the issuing company is now or ever has been a “shell company”, unless the requirements of Rule 144(i)(2) are satisfied. The following explanation is qualified in its entirely by reference to the complete text of Rule 144. Rule 144(i)(1) defines a shell company as a company that is now or at any time previously has been an issuer, that has:(A) No or nominal operations; and(B) Either:(1) No or nominal assets;(2) Assets consisting solely of cash and cash equivalents; or(3) Assets consisting of any amount of cash and cash equivalents and nominal other assets. This does not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K. Rule 144(i)(2) does permit the use of Rule 144 by stockholders of an issuing company has previously been but is not now a shell company if the issuing company [that] has been filing reports with the SEC for one year that contain information about its current operating (or development stage) business activities (not including shell company activities) and it is current in its reporting obligations at the time of the proposed sale in reliance on Rule 144.”

Use of Proceeds, page 16

8. We note that your primary intended uses of the offering proceeds is to further develop your product line, increase your customer base and recruit personnel and hire staff. Please clarify whether you intend to use any of the offering proceeds for inventory and distribution of your electronic cigarette products.

COMPANY RESPONSE

Upon consideration of the above question the Company has decided to add a section to our Use of Proceeds for Inventory and Distribution of our electronic cigarette products. Our Use of Proceeds has been altered on what is now page 17 to reflect this new information.

Selling Shareholders, page 18

9. Please disclose the natural person(s) who holds voting and investment control over the shares beneficially owned by ETN Services LLC.

COMPANY RESPONSE

To disclose who holds voting and investment control over the shares beneficially owned by ETN Services LLC we have added the following to what is now page 19: “*Jeffrey DeNunzio holds voting and investment control over the shares beneficially owned by ETN Services, LLC.”

Item 15. Recent Sales of Unregistered Securities, page 27

10. Please revise your disclosure to include all information required by Item 701 of Regulation S-K such as the exemption from registration relied upon, the facts relied upon to make the exemption available, and the value of any services received for shares issued.

COMPANY RESPONSE

On what is now page 28 it has been amended appropriately to reflect the necessary disclosure.

Item 16. Exhibits to the Registration Statement, page 27

11. Please revise your registration statement to include all material contracts, such as your loan agreements, distribution agreements and your employment agreements. You may wish to refer to Item 601 of Regulation S-K.

COMPANY RESPONSE

The above have been added to our list of exhibits and are incorporated by reference to the filing they were originally included with.

12. Please file the subscription agreement for the offering as an exhibit.

COMPANY RESPONSE

We have added a sample subscription agreement as exhibit 99.1 and reflected its addition in our “exhibits” section on what is now page 28.

13. Please have counsel revise his legality opinion filed as Exhibit 5.1 to address both the shares being offered by both the company and the shares being offered by selling shareholders. For guidance, refer to Section II.B.2.h of Staff Legal Bulletin No. 19 (CF), available on our website at http://www.sec.gov/interps/legal.shtml.

COMPANY RESPONSE

Counsel has amended the above.

Financial statements

Note 2: Summary of Significant Accounting Policies, page F8

14. Refer to your accounting policy for revenue recognition on page F9. We note that you recorded deferred revenue of $2,225 as of December 31, 2014. Please expand your accounting policy for revenue recognition to include an accounting policy for deferred revenue.

COMPANY RESPONSE

The above has been amended accordingly on page F9.

15. Refer to your accounting policy for fulfillment errors. Please tell us whether the cost of fulfilling errors was material and if so, please expand the disclosure to quantify the financial statement impact of fulfillment errors.

COMPANY RESPONSE

The above has been amended accordingly on page F9.

Age of Financial Statements

16. Update the financial statements and other financial information in the filing to include the interim period ended March 31, 2015. Please refer to the guidance in Rule 8-08 of Regulation S-X.

COMPANY RESPONSE

The financial statements have been updated.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 6, 2015

/s/ Andy Michael Ibrahim

Andy Michael Ibrahim

President & CEO